SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Third Quarter 2017 Results October 26, 2017 Page 1

AMBEV REPORTS 2017 THIRD QUARTER RESULTS UNDER IFRS

São Paulo, October 26, 2017 – Ambev S.A. [BOVESPA: ABEV3; NYSE: ABEV] announces today its results for the 2017 third quarter. The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to International Financial Reporting Standards (IFRS), and should be read together with our quarterly financial information for the nine-month period ended September 30, 2017 filed with the CVM and submitted to the SEC.

Operating and Financial Highlights

Top line performance: Top line was up 9.6% in 3Q17, driven by a strong performance in most of our operations - Brazil (+9.7%); Latin America South (LAS) (+21.3%); and Central America and the Caribbean (CAC) (+7.5%) -, partially impacted by Canada (-3.6%). In Brazil, volumes decline of 4.0% was more than offset by a healthy NR/hl growth of 14.2%. In LAS, volumes were up 4.5% and NR/hl rose by 16.1%. In CAC, NR/hl grew by 6.1% and, while organic volumes were flattish, reported volumes increased by 23.8%, as a result of the swap of assets carried out with ABI and our operations in Panama. And, in Canada, volumes were down 2.9%, affected by a weak industry, with NR/hl declining by 0.7%.

Cost of Goods Sold (COGS): Our COGS increased by 8.1% in the quarter and, on a per hectoliter basis, by 10.2%. Cash COGS (excluding depreciation and amortization) grew by 6.8% while, on a per hectoliter basis, by 8.8%, mainly due to inflationary pressures, higher commodities prices and unfavorable FX in LAS.

Selling, General & Administrative (SG&A) expenses: SG&A and cash SG&A (excluding depreciation and amortization) was up 1.1% and up 1.5%, respectively, below our weighted average inflation (around 5.5%).

EBITDA, Gross margin and EBITDA margin: Normalized EBITDA reached R$ 4,551.9 million (+15.8%) in 3Q17, with gross margin of 60.6% (+60bps) and EBITDA margin of 40.1% (+220bps).

Normalized Net Profit and EPS: Normalized Net Profit was R$ 3,236.6 million in 3Q17, 1.2% higher than in 3Q16, as the EBITDA organic growth and the reduction of net financial expenses were partially impacted by: (i) the negative effect of currency translation, driven by the appreciation of the Brazilian Real, and (ii) a higher tax rate. Normalized EPS in the quarter was R$ 0.20 (+0.9%).

Cash Generation and CAPEX: Cash flow from operating activities in 3Q17 was R$ 4,563.9 million (+0.4%) while CAPEX reached R$ 727.6 million (-19.3%). Year to date, cash flow from operating activities totaled R$ 8,973.1 million versus R$ 4,411.6 million in the same period of 2016, which is an increase of 103.4%. CAPEX year to date is declining by 26.2% to R$ 2.0 billion.

Pay-out and Financial discipline: In 2017, we have paid/announced R$ 3.6 billion in dividends. As of September, 30th 2017 our net cash position was R$ 5,018.9 million.

Financial highlights - Ambev consolidated			% As	%			% As	%
R$ million	3Q16	3Q17	Reported	Organic	YTD16	YTD17	Reported	Organic
Total volumes	38,838.2	38,433.5	-1.0%	-2.0%	114,463.3	115,398.9	0.8%	-0.2%
Net sales	10,482.8	11,362.3	8.4%	9.6%	32,425.1	32,872.1	1.4%	7.5%
Gross profit	6,267.3	6,880.2	9.8%	10.5%	20,354.7	19,818.6	-2.6%	3.2%
Gross margin	59.8%	60.6%	80 bps	60 bps	62.8%	60.3%	-250 bps	-250 bps
Normalized EBITDA	3,999.4	4,551.9	13.8%	15.8%	13,468.4	12,851.4	-4.6%	1.5%
Normalized EBITDA margin	38.2%	40.1%	190 bps	220 bps	41.5%	39.1%	-240 bps	-240 bps
Profit	3,183.2	136.5	-95.7%		8,249.7	4,551.2	-44.8%
Normalized profit	3,198.3	3,236.6	1.2%		5,095.0	7,694.1	51.0%
EPS (R$/shares)	0.19	0.00	-100.0%		0.50	0.27	-46.5%
Normalized EPS	0.20	0.20	0.9%		0.50	0.27	-46.1%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the third quarter of 2016 (3Q16). Values in this release may not add up due to rounding.

Third Quarter 2017 Results October 26, 2017 Page 2

Management Comments

In 3Q17 we reached an inflection point, driven by a solid performance in most of our markets. Consolidated top line was up 9.6% and EBITDA up 15.8%, with margin expansion of 220bps.

Particularly for Beer Brazil, we left 1H17 with a strengthened market position. As we started 2H17, we have been able to return to our pattern of sustainable growth. Our revenue management initiatives implemented during the quarter contributed to an increase in top line, with NR/hl rising by a robust 15.8% that, along with an improved cost performance, translated into EBITDA growth of 25.7% and margin expansion of 540bps.

Beer Brazil volumes were down  5.4%, impacted by a still declining industry. Along with that, this year we carried out our annual price adjustments during the third quarter, what resulted in a tough comparable base, due to the later timing of our price adjustments last year. For the same reason, this will represent an easy comparable base in 4Q17. Year to date, volumes declined by 1.1%, outperforming the industry, that is falling around 2.0%, according to Nielsen.

During the quarter, we also continued to put efforts in our plan, focusing on our commercial platforms:

•         Elevate the Core

o       The whole Brahma family is revamped and standing out on the shelves. Surveys conducted with consumers demonstrated that Brahma’s new Visual Brand Identity increased consumers purchase intention by double digits. The brand’s preference is also trending up.

o       The core plus segment delivered another quarter of notable performance, growing double digits, led by Brahma Extra, that launched a limited special edition of a Märzen Lager for the Oktober fest.

•         Premium

o       Premiumization is a trend that can be expected to continue to foster the beer category. Premium volumes ramped up during this quarter, with our global brands portfolio, comprised of Budweiser, Stella Artois and Corona, growing double digits.

•         Near Beer

o       Skol Beats Senses kept on enhancing the equity of its mother brand and bonding with its core target consumers delivering breakthrough experiences, such as the Skol Beats Tower, an unprecedented festival that took place in a building with four floors and eight different parties.

•         In Home

o       An important initiative to shape in home consumption has been the steady evolution of our market programs designed to the off-trade channel. Such initiative has the purpose of elevating the beer category in the off-trade, improving consumers shopping experience.

o       We are evolving with the implementation of our 300ml returnable glass bottles strategy. Our “minis” are growing year over year with an increasingly popularity. This is an important step to bring affordability to consumers with a higher profitability.

•         Out Of Home

o       Going out with friends to enjoy beer is part of the Brazilian culture. We are stepping up our service level across the country through different initiatives and the use of new technology is playing an important role. We are using sales algorithms and developing our B2B platform to improve our sales process, strengthen our relationship with our customers and, as a consequence, enhance consumers experience at the bar.

This quarter was also marked by an important event. For the first time, Ambev was the brewery that received the highest number of medals in the World Beer Awards, a competition with the participation of the best breweries in the world. We received in total 27 medals, an important recognition that we have the greatest beers worldwide.

Third Quarter 2017 Results October 26, 2017 Page 3

In CSD&NANC Brazil, the CSD industry is even more challenging than the beer industry when hit by pressure on disposable income and discretionary spending, as consumers tend to trade down to powder juices or tap water. In this environment, we delivered slightly positive volumes (+0.5%) in 3Q17 while the CSD industry is still declining. Nonetheless, our results were temporarily affected by increased costs and investments ahead of the curve. We are not pleased with our operational results this quarter, but we are confident that we are taking the right initiatives to deliver a stronger performance going forward. Year to date, CSD&NANC volumes declined by 4.5%, outperforming the industry, that is falling around 8.0%, according to Nielsen.

Regarding our international operations, in CAC, EBITDA increased by more than 30%, with another quarter of robust margin expansion, also benefiting from synergies from the integration of our operation in Panama. In LAS, we continue to have a great volumes momentum, especially in Argentina, as a result of an improved macro- economic environment, leading to top line and EBITDA growth of more than 20%. And, in Canada, whilst our market share grew in a positive trend, our results were heavily impacted by a poor summer season that led to an industry decline of low single digit.

Finally, it is important to emphasize that our reported results include our operations in Panama and exclude our former operations in Colombia, Peru and Ecuador, which are treated as a scope in our CAC as LAS divisions, respectively.

Looking at our divisional performance highlights:

•         Brazil. The Brazilian operations delivered an EBITDA of R$ 2,377.3 million (+17.4%) explained by a top line growth of 9.7% and a 260bps EBITDA margin expansion, reaching 39.4% in the quarter. Year to date, top line increased by 2.0% while EBITDA declined by 10.4%, with margin contraction of 540bps to 39.2%.

o    In Beer Brazil, net revenue grew by 9.6% in the quarter. Volumes were down 5.4%, affected by (i) a soft industry that declined around 1.0%, according to Nielsen, as consumers continued to be pressured by the macroeconomic environment, and (ii) phasing, as price adjustments have been carried out in 3Q17 when compared to 4Q16. More than offsetting volumes decline, NR/hl increased by a solid 15.8% and benefited from the early timing of implementation of our price adjustments this year.

o    In CSD&NANC Brazil, top line grew by 10.2% in the quarter. Volumes were slightly up (+0.5%), better than CSD industry that fell, according to Nielsen, around 5.5%. NR/hl in CSD&NANC was up 9.6%, driven by our revenue management initiatives implemented in 2Q17 and a positive mix.

o    Brazil cash COGS grew by 0.9% and, on a per hectoliter basis, by 5.0%. Beer Brazil cash COGS/hl was slightly up (+0.8%). CSD&NANC Brazil cash COGS/hl grew by 26.3%, mainly impacted by a negative mix and sugar prices, that increased by almost 60% year over year. Sugar represents around 25% of CSD&NANC costs.

o    Brazil cash SG&A was up 1.9%, below inflation, as a result of increased administrative expenses, partially offset by lower distribution and sales & marketing expenses, that benefited from cost savings in our non-working money and phasing and efficiency gains in our working money.

•         Central America and the Caribbean (CAC). In 3Q17, EBITDA in CAC reached R$ 474.2 million (+31.6%), supported by an increase in the top line (+7.5%) and another quarter of robust EBITDA margin expansion (+840bps) to 40.8%. In US dollars, reported EBITDA grew once again more than 35.0%. Year to date, top line was up 6.6% and EBITDA up 22.7%, with margin expansion of 550bps to 38.3%.

o    3Q17 was another quarter of remarkable results in the region. Organic volumes were flattish, affected by a severe hurricane season, while reported volumes increased by 23.8%, benefiting from the recent swap of assets carried out with ABI and our operations in Panama.

Third Quarter 2017 Results October 26, 2017 Page 4

o    The integration with Panama is being executed as planned, with synergies and cost savings of more than USD 10 million captured year to date. Our business in the country is also delivering a great performance, with our portfolio growing at a fast pace, translating into market share gain.

o    During 3Q17, we kept benefiting from our solid financial discipline, leveraging both costs and expenses savings, leading to another quarter of EBITDA margin expansion.

•         Latin America South (LAS). In 3Q17, net revenue was up 21.3% while EBITDA in the region reached R$ 1,101.8 million (+22.8%), with an EBITDA margin expansion of 60bps to 45.3%. Year to date, top line grew by 27.7% and EBITDA was up 24.2%, with margin contraction of 120bps to 42.7%.

o    Volumes were up 4.5% in 3Q17, as the softness of the CSD industry in the region was more than offset by a strong performance from (i) beer in Argentina, that grew double digits, supported by the overall improvement of the macroeconomic environment and favorable weather; (ii) Paraguay, due to the success of our 340ml returnable glass bottle strategy, and (iii) our high end portfolio, that continued to deliver a strong performance, led by the global brands, that year to date grew double digits in the region.

o    Our volume performance enabled us to achieve our all-time high volume mark for beer in a third quarter in LAS.

o    Whilst our costs were still impacted by FX in Argentina, we were able to deliver EBITDA margin expansion, benefiting from phasing of sales & marketing and administrative expenses.

•         Canada. Top line declined by 3.6% in the quarter with an EBITDA of R$ 598.8 million (-8.3%) and EBITDA margin compression of 180bps to 34.6%. NR/hl was down 0.7%, driven by a negative package mix. Year to date, top line was slightly down (-0.1%) while EBITDA increased by 1.8%, with margin expansion of 70bps to 33.5%.

o    Volumes were down 2.9% in 3Q17, driven by industry contraction due to unfavorable weather and one less selling day in the quarter. Despite the challenging environment, we maintained our great market share momentum, as our main brands performed particularly well, led by (i) Bud Light, that remained as the fastest growing brand in in Canada, coupled with Bud Light Radler, a strong brand extension meant for a non-traditional beer occasion, and (ii) Stella Artois, that is steadily growing.

o    Cash COGS in the quarter was affected by volume absorption as well as FX and commodity impacts, leading to EBITDA margin compression.

Third Quarter 2017 Results October 26, 2017 Page 5

Operating and Financial Highlights Outlook

The third quarter marked an important turn and the worst is behind us.

Brazil, our largest market, is back on track. Going forward, we expect to continue benefiting from a healthy top line and reduced costs in the country, posting EBITDA growth and margin recovery.

Along with that, we are cautiously optimistic with the beer industry perspective, mainly due to the reduction of unemployment and increase of disposable income, what should also support us to continue delivering strong operational results.

Regarding our CSD&NANC business, in spite of the temporary pressures during this quarter, we will evolve our commercial strategy, pushing ourselves further to improve our performance and resume growth.

In this context, we reiterate our guidance that we expect cash COGS in Brazil to be flattish to low single digit up in the second half of 2017.

Finally, with respect to our international operations, we will keep pursuing top line and EBITDA margin opportunities in CAC, remaining enthusiastic with the development of our business in Panama. In LAS, we are confident in our ability to deliver solid results and excited with the recovery of beer volumes in Argentina. And, in Canada, we remain committed to striving towards sustainable EBITDA growth through our strong portfolio of brands and great market share momentum.

Third Quarter 2017 Results October 26, 2017 Page 6

Ambev Consolidated Income Statement

Consolidated income statement	3Q16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q17	Reported	Organic
Net revenue	10,482.8	91.8	(214.2)	1,001.9	11,362.3	8.4%	9.6%
Cost of goods sold (COGS)	(4,215.5)	(13.2)	84.6	(338.1)	(4,482.1)	6.3%	8.1%
Gross profit	6,267.3	78.6	(129.6)	663.9	6,880.2	9.8%	10.5%
Selling, general and administrative (SG&A)	(3,457.0)	(35.6)	31.9	(38.8)	(3,499.5)	1.2%	1.1%
Other operating income	341.6	(4.1)	(7.5)	(76.5)	253.6	-25.8%	-22.4%
Normalized operating income (normalized EBIT)	3,151.9	39.0	(105.2)	548.5	3,634.3	15.3%	17.3%
Exceptional items above EBIT	(15.1)	(1.1)	(0.9)	(3.4)	(20.5)	35.7%	22.6%
Net finance results	(722.6)				(674.9)	-6.6%
Share of results of associates	(9.4)				(4.5)	-51.7%
Income tax expense	778.3				(2,797.8)	nm
Profit	3,183.2				136.5	-95.7%
Attributable to Ambev holders	3,061.2				0.2	-100.0%
Attributable to non-controlling interests	121.9				136.3	11.8%
Normalized profit	3,198.3				3,236.6	1.2%
Attributable to Ambev holders	3,076.3				3,099.6	0.8%

Normalized EBITDA	3,999.4	45.6	(128.1)	635.0	4,551.9	13.8%	15.8%

Consolidated income statement	YTD16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD17	Reported	Organic
Net revenue	32,425.1	345.4	(2,311.2)	2,412.8	32,872.1	1.4%	7.5%
Cost of goods sold (COGS)	(12,070.4)	(62.8)	852.3	(1,772.6)	(13,053.5)	8.1%	14.9%
Gross profit	20,354.7	282.6	(1,458.9)	640.2	19,818.6	-2.6%	3.2%
Selling, general and administrative (SG&A)	(10,546.6)	(156.4)	639.0	(287.8)	(10,351.8)	-1.8%	2.8%
Other operating income	1,065.1	5.3	(7.8)	(295.7)	767.0	-28.0%	-27.7%
Normalized operating income (normalized EBIT)	10,873.2	131.6	(827.7)	56.7	10,233.8	-5.9%	0.5%
Exceptional items above EBIT	(43.6)	(7.2)	9.1	(39.6)	(81.3)	86.5%	92.0%
Net finance results	(2,793.8)				(2,246.3)	-19.6%
Share of results of associates	(1.5)				1.8	nm
Income tax expense	215.4				(3,356.8)	nm
Profit	8,249.7				4,551.2	-44.8%
Attributable to Ambev holders	7,874.3				4,212.5	-46.5%
Attributable to non-controlling interests	375.4				338.6	-9.8%
Normalized profit	5,095.0				7,694.1	51.0%
Attributable to Ambev holders	7,917.8				4,238.7	-46.5%

Normalized EBITDA	13,468.4	156.4	(975.9)	202.5	12,851.4	-4.6%	1.5%

Third Quarter 2017 Results October 26, 2017 Page 7

Ambev Consolidated Results

The combination of Ambev’s operations in Latin America North (LAN), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprises our consolidated financial statements. The figures shown below are on an as-reported basis.

Volume (million hectoliters)

Net revenues per HL (R$)	COGS per HL (R$)

Normalized EBITDA (R$ MM)	Normalized EBITDA margin (%)

Third Quarter 2017 Results October 26, 2017 Page 8

Ambev Consolidated

We delivered during the quarter R$ 11,362.3 million of net revenue (+9.6%) and R$ 4,551.9 million of normalized EBITDA (+15.8%). Year to date, our net revenue totaled R$ 32,872.1 million (+7.5%) while our EBITDA was of R$ 12,851.4 million (+1.5%).

Ambev results	3Q16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q17	Reported	Organic
Volume ('000 hl)	38,838.2	367.2		(771.8)	38,433.5	-1.0%	-2.0%
Net revenue	10,482.8	91.8	(214.2)	1,001.9	11,362.3	8.4%	9.6%
Net revenue/hl	269.9	(0.2)	(5.6)	31.5	295.6	9.5%	11.7%
COGS	(4,215.5)	(13.2)	84.6	(338.1)	(4,482.1)	6.3%	8.1%
COGS/hl	(108.5)	0.7	2.2	(11.0)	(116.6)	7.4%	10.2%
COGS excl. deprec.&amort.	(3,677.1)	(10.9)	68.5	(244.9)	(3,864.5)	5.1%	6.8%
COGS/hl excl. deprec. &amort	(94.7)	0.6	1.8	(8.3)	(100.6)	6.2%	8.8%
Gross profit	6,267.3	78.6	(129.6)	663.9	6,880.2	9.8%	10.5%
Gross margin	59.8%				60.6%	80 bps	60 bps
SG&A excl. deprec.&amort.	(3,147.9)	(31.1)	25.2	(46.1)	(3,199.9)	1.7%	1.5%
SG&A deprec.&amort.	(309.2)	(4.5)	6.8	7.3	(299.6)	-3.1%	-2.4%
SG&A total	(3,457.0)	(35.6)	31.9	(38.8)	(3,499.5)	1.2%	1.1%
Other operating income	341.6	(4.1)	(7.5)	(76.5)	253.6	-25.8%	-22.4%
Normalized EBIT	3,151.9	39.0	(105.2)	548.5	3,634.3	15.3%	17.3%
Normalized EBIT margin	30.1%				32.0%	190 bps	210 bps
Normalized EBITDA	3,999.4	45.6	(128.1)	635.0	4,551.9	13.8%	15.8%
Normalized EBITDA margin	38.2%				40.1%	190 bps	220 bps

Ambev results	YTD16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD17	Reported	Organic
Volume ('000 hl)	114,463.3	1,127.4		(191.8)	115,398.9	0.8%	-0.2%
Net revenue	32,425.1	345.4	(2,311.2)	2,412.8	32,872.1	1.4%	7.5%
Net revenue/hl	283.3	0.2	(20.0)	21.4	284.9	0.6%	7.6%
COGS	(12,070.4)	(62.8)	852.3	(1,772.6)	(13,053.5)	8.1%	14.9%
COGS/hl	(105.5)	0.5	7.4	(15.5)	(113.1)	7.3%	14.9%
COGS excl. deprec.&amort.	(10,418.1)	(54.2)	757.2	(1,607.7)	(11,322.8)	8.7%	15.7%
COGS/hl excl. deprec. &amort	(91.0)	0.4	6.6	(14.1)	(98.1)	7.8%	15.6%
Gross profit	20,354.7	282.6	(1,458.9)	640.2	19,818.6	-2.6%	3.2%
Gross margin	62.8%				60.3%	-250 bps	-250 bps
SG&A excl. deprec.&amort.	(9,603.7)	(140.2)	586.1	(307.9)	(9,465.7)	-1.4%	3.3%
SG&A deprec.&amort.	(942.9)	(16.2)	52.9	20.1	(886.1)	-6.0%	-2.2%
SG&A total	(10,546.6)	(156.4)	639.0	(287.8)	(10,351.8)	-1.8%	2.8%
Other operating income	1,065.1	5.3	(7.8)	(295.7)	767.0	-28.0%	-27.7%
Normalized EBIT	10,873.2	131.6	(827.7)	56.7	10,233.8	-5.9%	0.5%
Normalized EBIT margin	33.5%				31.1%	-240 bps	-220 bps
Normalized EBITDA	13,468.4	156.4	(975.9)	202.5	12,851.4	-4.6%	1.5%
Normalized EBITDA margin	41.5%				39.1%	-240 bps	-240 bps

Third Quarter 2017 Results October 26, 2017 Page 9

Latin America North (LAN)

Our LAN region includes Beer Brazil, CSD&NANC Brazil and Central America and the Caribbean (CAC) operations. LAN EBITDA totaled R$ 2,851.4 million (+19.5%) in the quarter and R$ 8,202.5 million (-6.2%) in the first nine months of 2017.

LAN results	3Q16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q17	Reported	Organic
Volume ('000 hl)	28,184.6	594.6		(1,020.6)	27,758.7	-1.5%	-3.6%
Net revenue	6,440.7	187.6	(34.3)	602.4	7,196.3	11.7%	9.4%
Net revenue/hl	228.5	1.8	(1.2)	30.2	259.2	13.4%	13.2%
COGS	(2,778.3)	(78.2)	13.6	(69.0)	(2,911.9)	4.8%	2.5%
COGS/hl	(98.6)	(0.7)	0.5	(6.1)	(104.9)	6.4%	6.2%
COGS excl. deprec.&amort.	(2,367.7)	(70.2)	9.6	(31.0)	(2,459.4)	3.9%	1.3%
COGS/hl excl. deprec. &amort	(84.0)	(0.7)	0.3	(4.2)	(88.6)	5.5%	5.0%
Gross profit	3,662.4	109.4	(20.7)	533.3	4,284.4	17.0%	14.6%
Gross margin	56.9%				59.5%	260 bps	270 bps
SG&A excl. deprec.&amort.	(2,034.2)	(81.1)	7.7	(23.9)	(2,131.5)	4.8%	1.2%
SG&A deprec.&amort.	(226.5)	(9.8)	(0.2)	23.5	(212.9)	-6.0%	-10.4%
SG&A total	(2,260.7)	(90.9)	7.5	(0.4)	(2,344.4)	3.7%	0.0%
Other operating income	339.2	(4.0)	(6.0)	(83.7)	245.4	-27.6%	-24.7%
Normalized EBIT	1,740.8	14.5	(19.1)	449.3	2,185.5	25.5%	25.8%
Normalized EBIT margin	27.0%				30.4%	340 bps	410 bps
Normalized EBITDA	2,377.9	32.2	(23.0)	464.3	2,851.4	19.9%	19.5%
Normalized EBITDA margin	36.9%				39.6%	270 bps	350 bps

LAN results	YTD16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD17	Reported	Organic
Volume ('000 hl)	83,656.7	1,744.4	-	(1,412.1)	83,989.0	0.4%	-1.7%
Net revenue	20,250.1	605.0	(388.2)	534.8	21,001.7	3.7%	2.6%
Net revenue/hl	242.1	2.1	(4.6)	10.5	250.1	3.3%	4.3%
COGS	(7,767.6)	(241.8)	168.4	(830.6)	(8,671.6)	11.6%	10.4%
COGS/hl	(92.9)	(0.9)	2.0	(11.5)	(103.2)	11.2%	12.2%
COGS excl. deprec.&amort.	(6,522.0)	(213.5)	143.7	(780.0)	(7,371.8)	13.0%	11.6%
COGS/hl excl. deprec. &amort	(78.0)	(0.9)	1.7	(10.6)	(87.8)	12.6%	13.5%
Gross profit	12,482.5	363.2	(219.8)	(295.8)	12,330.1	-1.2%	-2.3%
Gross margin	61.6%				58.7%	-290 bps	-300 bps
SG&A excl. deprec.&amort.	(6,037.5)	(273.2)	78.6	55.8	(6,176.3)	2.3%	-0.9%
SG&A deprec.&amort.	(680.9)	(31.6)	9.7	42.7	(660.1)	-3.1%	-6.0%
SG&A total	(6,718.4)	(304.7)	88.3	98.5	(6,836.4)	1.8%	-1.4%
Other operating income	1,118.2	3.9	(4.8)	(369.3)	748.1	-33.1%	-32.9%
Normalized EBIT	6,882.4	62.3	(136.3)	(566.6)	6,241.8	-9.3%	-8.2%
Normalized EBIT margin	34.0%				29.7%	-430 bps	-360 bps
Normalized EBITDA	8,808.9	122.2	(170.9)	(557.6)	8,202.5	-6.9%	-6.2%
Normalized EBITDA margin	43.5%				39.1%	-440 bps	-380 bps

Third Quarter 2017 Results October 26, 2017 Page 10

Ambev Brasil

We delivered R$ 2,377.3 million (+17.4%) of Normalized EBITDA in Brazil in the quarter, with an EBITDA margin of 39.4% (+260bps). Net revenue was up 9.7% in the quarter, with a volume decline of 4.0% more than offset by a NR/hl increase of 14.2%. Cash COGS was up 0.9% while, on a per hectoliter basis, up 5.0%. Cash SG&A grew by 1.9% in the quarter.

Year to date, our top line was up 2.0%, cash COGS up 13.6%, cash SG&A up 0.2% and EBITDA down 10.4%, with an EBITDA margin contraction of 540bps.

Ambev Brazil results	3Q16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q17	Reported	Organic
Volume ('000 hl)	25,687.9			(1,020.3)	24,667.6	-4.0%	-4.0%
Net revenue	5,501.5			531.6	6,033.1	9.7%	9.7%
Net revenue/hl	214.2			30.4	244.6	14.2%	14.2%
COGS	(2,362.2)			(34.5)	(2,396.7)	1.5%	1.5%
COGS/hl	(92.0)			(5.2)	(97.2)	5.7%	5.7%
COGS excl. deprec.&amort.	(2,000.9)			(17.4)	(2,018.3)	0.9%	0.9%
COGS/hl excl. deprec. &amort	(77.9)			(3.9)	(81.8)	5.0%	5.0%
Gross profit	3,139.4			497.1	3,636.4	15.8%	15.8%
Gross margin	57.1%				60.3%	320 bps	320 bps
SG&A excl. deprec.&amort.	(1,816.0)			(35.1)	(1,851.2)	1.9%	1.9%
SG&A deprec.&amort.	(204.8)			19.7	(185.1)	-9.6%	-9.6%
SG&A total	(2,020.8)			(15.4)	(2,036.3)	0.8%	0.8%
Other operating income	340.1			(126.5)	213.6	-37.2%	-37.2%
Normalized EBIT	1,458.6			355.2	1,813.8	24.4%	24.4%
Normalized EBIT margin	26.5%				30.1%	360 bps	360 bps
Normalized EBITDA	2,024.7			352.6	2,377.3	17.4%	17.4%
Normalized EBITDA margin	36.8%				39.4%	260 bps	260 bps

Ambev Brazil results	YTD16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD17	Reported	Organic
Volume ('000 hl)	76,618.0			(1,476.9)	75,141.1	-1.9%	-1.9%
Net revenue	17,312.2			340.1	17,652.3	2.0%	2.0%
Net revenue/hl	226.0			9.0	234.9	4.0%	4.0%
COGS	(6,439.4)			(763.7)	(7,203.1)	11.9%	11.9%
COGS/hl	(84.0)			(11.8)	(95.9)	14.1%	14.1%
COGS excl. deprec.&amort.	(5,366.4)			(731.3)	(6,097.7)	13.6%	13.6%
COGS/hl excl. deprec. &amort	(70.0)			(11.1)	(81.1)	15.9%	15.9%
Gross profit	10,872.9			(423.6)	10,449.2	-3.9%	-3.9%
Gross margin	62.8%				59.2%	-360 bps	-360 bps
SG&A excl. deprec.&amort.	(5,336.8)			(13.3)	(5,350.0)	0.2%	0.2%
SG&A deprec.&amort.	(609.8)			47.5	(562.2)	-7.8%	-7.8%
SG&A total	(5,946.6)			34.3	(5,912.3)	-0.6%	-0.6%
Other operating income	1,114.3			(399.3)	714.9	-35.8%	-35.8%
Normalized EBIT	6,040.6			(788.7)	5,251.9	-13.1%	-13.1%
Normalized EBIT margin	34.9%				29.8%	-510 bps	-510 bps
Normalized EBITDA	7,723.3			(803.8)	6,919.5	-10.4%	-10.4%
Normalized EBITDA margin	44.6%				39.2%	-540 bps	-540 bps

Third Quarter 2017 Results October 26, 2017 Page 11

Beer Brazil

In 3Q17, EBITDA for Beer Brazil was R$ 2,187.4 million (+25.7%) with an EBITDA margin expansion of 540bps to 42.2%.

Top line grew by 9.6% in the quarter. Volumes were down 5.4%, impacted by (i) a soft industry that declined around 1.0%, according to Nielsen, as consumers continued to be pressured by the macroeconomic environment, and (ii) phasing, as price adjustments have been carried out in 3Q17 when compared to 4Q16. More than offsetting volumes decline, NR/hl increased by a solid 15.8% and benefited from the early timing of implementation of our price adjustments this year. Cash COGS/hl was up 0.8% in the quarter, while cash SG&A  was down 1.4%.

Year to date, Beer Brazil top line was up 2.4%, cash COGS up 11.8%, cash SG&A down 1.7% and EBITDA down 5.8%, with an EBITDA margin contraction of 370bps.

Beer Brazil results	3Q16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q17	Reported	Organic
Volume ('000 hl)	19,538.0			(1,052.2)	18,485.8	-5.4%	-5.4%
Net revenue	4,734.5			453.5	5,188.0	9.6%	9.6%
Net revenue/hl	242.3			38.3	280.6	15.8%	15.8%
COGS	(1,962.0)			48.5	(1,913.5)	-2.5%	-2.5%
COGS/hl	(100.4)			(3.1)	(103.5)	3.1%	3.1%
COGS excl. deprec.&amort.	(1,650.8)			77.0	(1,573.8)	-4.7%	-4.7%
COGS/hl excl. deprec. &amort	(84.5)			(0.6)	(85.1)	0.8%	0.8%
Gross profit	2,772.5			502.0	3,274.5	18.1%	18.1%
Gross margin	58.6%				63.1%	450 bps	450 bps
SG&A excl. deprec.&amort.	(1,612.2)			22.8	(1,589.5)	-1.4%	-1.4%
SG&A deprec.&amort.	(176.7)			(0.9)	(177.6)	0.5%	0.5%
SG&A total	(1,788.9)			21.9	(1,767.1)	-1.2%	-1.2%
Other operating income	268.7			(106.1)	162.6	-39.5%	-39.5%
Normalized EBIT	1,252.3			417.8	1,670.1	33.4%	33.4%
Normalized EBIT margin	26.4%				32.2%	580 bps	580 bps
Normalized EBITDA	1,740.2			447.2	2,187.4	25.7%	25.7%
Normalized EBITDA margin	36.8%				42.2%	540 bps	540 bps

Beer Brazil results	YTD16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD17	Reported	Organic
Volume ('000 hl)	57,065.2			(600.0)	56,465.2	-1.1%	-1.1%
Net revenue	14,746.0			358.9	15,104.8	2.4%	2.4%
Net revenue/hl	258.4			9.1	267.5	3.5%	3.5%
COGS	(5,195.4)			(553.3)	(5,748.7)	10.6%	10.6%
COGS/hl	(91.0)			(10.8)	(101.8)	11.8%	11.8%
COGS excl. deprec.&amort.	(4,283.8)			(503.5)	(4,787.3)	11.8%	11.8%
COGS/hl excl. deprec. &amort	(75.1)			(9.7)	(84.8)	12.9%	12.9%
Gross profit	9,550.6			(194.4)	9,356.1	-2.0%	-2.0%
Gross margin	64.8%				61.9%	-290 bps	-290 bps
SG&A excl. deprec.&amort.	(4,703.8)			80.4	(4,623.4)	-1.7%	-1.7%
SG&A deprec.&amort.	(515.3)			(0.3)	(515.6)	0.1%	0.1%
SG&A total	(5,219.1)			80.1	(5,139.0)	-1.5%	-1.5%
Other operating income	887.9			(324.2)	563.7	-36.5%	-36.5%
Normalized EBIT	5,219.4			(438.5)	4,780.8	-8.4%	-8.4%
Normalized EBIT margin	35.4%				31.7%	-370 bps	-370 bps
Normalized EBITDA	6,646.3			(388.5)	6,257.9	-5.8%	-5.8%
Normalized EBITDA margin	45.1%				41.4%	-370 bps	-370 bps

Third Quarter 2017 Results October 26, 2017 Page 12

CSD & NANC Brazil

In CSD&NANC Brazil, EBITDA was R$ 189.9 million (-33.3%) in  3Q16, with an EBITDA margin of 22.5% (-1460bps).

Net revenue was up 10.2% in the quarter. Volumes grew by 0.5%, while the CSD industry declined around  5.5%, according to Nielsen, as consumers continued to be pressured by a low real disposable income trading down to low cost powder juices or even to tap water. NR/hl increased by 9.6% driven by our revenue management initiatives implemented in 2Q17 and a positive mix. Cash COGS/hl increased by 26.3%, mainly explained by higher commodities prices, especially sugar, and negative mix.

Year to date, CSD&NANC Brazil top line was down 0.7%, cash COGS up 21.0%, cash SG&A up 14.8% and EBITDA down 38.6%, with an EBITDA margin contraction of 1600bps.

CSD&Nanc Brazil results	3Q16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q17	Reported	Organic
Volume ('000 hl)	6,149.9			31.9	6,181.8	0.5%	0.5%
Net revenue	767.0			78.1	845.1	10.2%	10.2%
Net revenue/hl	124.7			12.0	136.7	9.6%	9.6%
COGS	(400.2)			(83.0)	(483.2)	20.8%	20.8%
COGS/hl	(65.1)			(13.1)	(78.2)	20.1%	20.1%
COGS excl. deprec.&amort.	(350.1)			(94.4)	(444.5)	27.0%	27.0%
COGS/hl excl. deprec. &amort	(56.9)			(15.0)	(71.9)	26.3%	26.3%
Gross profit	366.8			(4.9)	361.9	-1.3%	-1.3%
Gross margin	47.8%				42.8%	-500 bps	-500 bps
SG&A excl. deprec.&amort.	(203.8)			(57.9)	(261.7)	28.4%	28.4%
SG&A deprec.&amort.	(28.1)			20.6	(7.4)	-73.5%	-73.5%
SG&A total	(231.9)			(37.3)	(269.2)	16.1%	16.1%
Other operating income	71.4			(20.4)	51.0	-28.6%	-28.6%
Normalized EBIT	206.3			(62.6)	143.7	-30.4%	-30.4%
Normalized EBIT margin	26.9%				17.0%	-990 bps	-990 bps
Normalized EBITDA	284.5			(94.6)	189.9	-33.3%	-33.3%
Normalized EBITDA margin	37.1%				22.5%	-1460 bps	-1460 bps

CSD&Nanc Brazil results	YTD16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD17	Reported	Organic
Volume ('000 hl)	19,552.8			(876.9)	18,675.9	-4.5%	-4.5%
Net revenue	2,566.2			(18.8)	2,547.5	-0.7%	-0.7%
Net revenue/hl	131.2			5.2	136.4	3.9%	3.9%
COGS	(1,244.0)			(210.4)	(1,454.4)	16.9%	16.9%
COGS/hl	(63.6)			(14.3)	(77.9)	22.4%	22.4%
COGS excl. deprec.&amort.	(1,082.6)			(227.8)	(1,310.4)	21.0%	21.0%
COGS/hl excl. deprec. &amort	(55.4)			(14.8)	(70.2)	26.7%	26.7%
Gross profit	1,322.3			(229.2)	1,093.1	-17.3%	-17.3%
Gross margin	51.5%				42.9%	-860 bps	-860 bps
SG&A excl. deprec.&amort.	(633.0)			(93.7)	(726.6)	14.8%	14.8%
SG&A deprec.&amort.	(94.5)			47.8	(46.6)	-50.6%	-50.6%
SG&A total	(727.4)			(45.8)	(773.3)	6.3%	6.3%
Other operating income	226.3			(75.1)	151.2	-33.2%	-33.2%
Normalized EBIT	821.2			(350.1)	471.1	-42.6%	-42.6%
Normalized EBIT margin	32.0%				18.5%	-1350 bps	-1350 bps
Normalized EBITDA	1,077.0			(415.3)	661.7	-38.6%	-38.6%
Normalized EBITDA margin	42.0%				26.0%	-1600 bps	-1600 bps

Third Quarter 2017 Results October 26, 2017 Page 13

Central America and the caribbean (CAC)

Our operations in CAC delivered an EBITDA of R$ 474.2 million (+31.6%) in the quarter, with an EBITDA margin of 40.8% (+840bps).

Top line increased by 7.5% in 3Q17, explained by flattish volumes, driven by a severe hurricane season in the region coupled with a NR/hl increase of 6.1%. On a reported basis, volumes were up 23.8%, benefitting from the recent swap of assets carried out with ABI and our operations in Panama. EBITDA performance was also driven by our solid cost management discipline, with cash SG&A declining by 5.2%, due to costs and expenses savings and a reduction in sales & marketing and administrative expenditures.

Year to date, CAC top line was up 6.6%, cash COGS up 4.2%, cash SG&A down 9.9% and EBITDA up 22.7%, with an EBITDA margin expansion of 550bps.

The scope change in CAC refers to the beginning of our operations in Panama as a result of the swap of assets carried out with ABI on December 31st, 2016.

CAC results	3Q16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q17	Reported	Organic
Volume total ('000 hl)	2,496.7	594.6		(0.3)	3,091.0	23.8%	0.0%
Net revenue	939.1	187.6	(34.3)	70.7	1,163.2	23.9%	7.5%
Net revenue/hl	376.2	(11.7)	(11.1)	22.9	376.3	0.0%	6.1%
COGS	(416.1)	(78.2)	13.6	(34.5)	(515.2)	23.8%	8.3%
COGS/hl	(166.7)	6.8	4.4	(11.2)	(166.7)	0.0%	6.7%
COGS excl. deprec.&amort.	(366.9)	(70.2)	9.6	(13.6)	(441.1)	20.2%	3.7%
COGS/hl excl. deprec. &amort	(146.9)	5.5	3.1	(4.4)	(142.7)	-2.9%	3.0%
Gross profit	523.0	109.4	(20.7)	36.2	648.0	23.9%	6.9%
Gross margin	55.7%				55.7%	bps	-30 bps
SG&A excl. deprec.&amort.	(218.1)	(81.1)	7.7	11.3	(280.3)	28.5%	-5.2%
SG&A deprec.&amort.	(21.7)	(9.8)	(0.2)	3.8	(27.9)	28.4%	-17.5%
SG&A total	(239.8)	(90.9)	7.5	15.1	(308.1)	28.5%	-6.3%
Other operating income/expenses	(0.9)	(4.0)	(6.0)	42.8	31.8	nm	nm
Normalized EBIT	282.3	14.5	(19.1)	94.1	371.7	31.7%	33.3%
Normalized EBIT margin	30.1%				32.0%	190 bps	720 bps
Normalized EBITDA	353.3	32.2	(23.0)	111.7	474.2	34.2%	31.6%
Normalized EBITDA margin	37.6%				40.8%	320 bps	840 bps

CAC results	YTD16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD17	Reported	Organic
Volume total ('000 hl)	7,038.8	1,744.4		64.7	8,847.9	25.7%	0.9%
Net revenue	2,937.9	605.0	(388.2)	194.7	3,349.4	14.0%	6.6%
Net revenue/hl	417.4	(14.0)	(43.9)	19.1	378.6	-9.3%	4.6%
COGS	(1,328.3)	(241.8)	168.4	(66.9)	(1,468.5)	10.6%	5.0%
COGS/hl	(188.7)	9.9	19.0	(6.2)	(166.0)	-12.0%	3.3%
COGS excl. deprec.&amort.	(1,155.6)	(213.5)	143.7	(48.7)	(1,274.2)	10.3%	4.2%
COGS/hl excl. deprec. &amort	(164.2)	8.3	16.2	(4.4)	(144.0)	-12.3%	2.7%
Gross profit	1,609.7	363.2	(219.8)	127.8	1,880.8	16.8%	7.9%
Gross margin	54.8%				56.2%	140 bps	70 bps
SG&A excl. deprec.&amort.	(700.7)	(273.2)	78.6	69.0	(826.3)	17.9%	-9.9%
SG&A deprec.&amort.	(71.1)	(31.6)	9.7	(4.9)	(97.8)	37.5%	6.8%
SG&A total	(771.8)	(304.7)	88.3	64.2	(924.1)	19.7%	-8.3%
Other operating income/expenses	4.0	3.9	(4.8)	30.1	33.2	nm	nm
Normalized EBIT	841.8	62.3	(136.3)	222.1	989.9	17.6%	26.4%
Normalized EBIT margin	28.7%				29.6%	90 bps	530 bps
Normalized EBITDA	1,085.6	122.2	(170.9)	246.1	1,283.0	18.2%	22.7%
Normalized EBITDA margin	37.0%				38.3%	130 bps	550 bps

Third Quarter 2017 Results October 26, 2017 Page 14

Latin America South (LAS)

LAS EBITDA grew 22.8% in 3Q17, reaching R$ 1,101.8 million, with an EBITDA margin of 45.3% (+60bps).

Volumes grew by 4.5%, as the softness of the CSD industry in the region was more than offset by a strong performance from (i) beer in Argentina, that grew double digits, supported by the overall  improvement of the macroeconomic environment and favorable weather; (ii) Paraguay, due to the success of our 340ml returnable glass bottle strategy, and (iii) our high end portfolio, led by the global brands, that year to date grew double digits in the region. Top line was up 21.3% in the quarter and NR/hl rose by 16.1%. Cash COGS/hl grew by 23.4%, mainly driven by inflation and negative currency impact. Cash SG&A increased by 7.4%, below inflation, benefiting from phasing of sales & marketing and administrative expenses.

Year to date, LAS top line was up 27.7%, cash COGS up 39.8%, cash SG&A up 21.7% and EBITDA up 24.2%, with an EBITDA margin contraction of 120bps.

The scope change in LAS refers to the termination of our operations in Colombia, Peru and Ecuador result of the swap of assets carried out with ABI on December 31st, 2016.

LAS results	3Q16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q17	Reported	Organic
Volume ('000 hl)	7,705.3	(227.4)		332.9	7,810.7	1.4%	4.5%
Net revenue	2,272.8	(95.8)	(204.8)	462.6	2,434.8	7.1%	21.3%
Net revenue/hl	295.0	(3.8)	(26.2)	46.8	311.7	5.7%	16.1%
COGS	(850.9)	65.0	70.4	(244.2)	(959.7)	12.8%	31.1%
COGS/hl	(110.4)	5.3	9.0	(26.8)	(122.9)	11.3%	25.5%
COGS excl. deprec.&amort.	(756.7)	59.3	58.4	(201.7)	(840.8)	11.1%	28.9%
COGS/hl excl. deprec. &amort	(98.2)	4.9	7.5	(21.8)	(107.6)	9.6%	23.4%
Gross profit	1,421.8	(30.8)	(134.4)	218.4	1,475.1	3.7%	15.7%
Gross margin	62.6%				60.6%	-200 bps	-290 bps
SG&A excl. deprec.&amort.	(549.5)	50.0	37.8	(36.9)	(498.7)	-9.3%	7.4%
SG&A deprec.&amort.	(64.4)	5.3	4.4	1.8	(52.9)	-17.8%	-3.0%
SG&A total	(613.9)	55.3	42.2	(35.2)	(551.6)	-10.2%	6.3%
Other operating income/expenses	7.1	(0.0)	(1.4)	0.7	6.4	-10.1%	10.4%
Normalized EBIT	815.0	24.5	(93.6)	184.0	929.9	14.1%	21.9%
Normalized EBIT margin	35.9%				38.2%	230 bps	20 bps
Normalized EBITDA	973.6	13.5	(110.0)	224.7	1,101.8	13.2%	22.8%
Normalized EBITDA margin	42.8%				45.3%	250 bps	60 bps

LAS results	YTD16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD17	Reported	Organic
Volume ('000 hl)	22,924.1	(627.2)		1,333.2	23,630.1	3.1%	6.0%
Net revenue	7,060.0	(265.3)	(1,391.1)	1,881.2	7,284.8	3.2%	27.7%
Net revenue/hl	308.0	(3.2)	(58.9)	62.4	308.3	0.1%	20.5%
COGS	(2,623.3)	181.9	510.0	(949.4)	(2,880.8)	9.8%	38.9%
COGS/hl	(114.4)	4.9	21.6	(34.0)	(121.9)	6.5%	31.1%
COGS excl. deprec.&amort.	(2,319.2)	162.2	452.7	(859.3)	(2,563.6)	10.5%	39.8%
COGS/hl excl. deprec. &amort	(101.2)	4.4	19.2	(30.9)	(108.5)	7.2%	31.9%
Gross profit	4,436.8	(83.3)	(881.2)	931.8	4,404.0	-0.7%	21.4%
Gross margin	62.8%				60.5%	-230 bps	-320 bps
SG&A excl. deprec.&amort.	(1,730.4)	136.9	314.6	(345.3)	(1,624.1)	-6.1%	21.7%
SG&A deprec.&amort.	(205.5)	15.4	37.3	(23.1)	(175.9)	-14.4%	12.2%
SG&A total	(1,935.9)	152.3	351.9	(368.4)	(1,800.0)	-7.0%	20.7%
Other operating income/expenses	(36.3)	0.8	(2.5)	52.7	14.7	-140.5%	-148.7%
Normalized EBIT	2,464.6	69.9	(531.8)	616.1	2,618.7	6.3%	24.3%
Normalized EBIT margin	34.9%				35.9%	100 bps	-100 bps
Normalized EBITDA	2,974.2	34.7	(626.4)	729.3	3,111.8	4.6%	24.2%
Normalized EBITDA margin	42.1%				42.7%	60 bps	-120 bps

Third Quarter 2017 Results October 26, 2017 Page 15

Canada

In Canada, EBITDA was R$ 598.8 million, with an EBITDA margin compression of 180bps, to 34.6%.

Volumes were down 2.9%, driven by industry contraction due to unfavorable weather and one less selling day in the quarter. Despite the challenging environment, we maintained our great market share momentum in the quarter, as our main brands performed particularly well, led by (i) Bud Light, that remained as the fastest growing brand in Canada, coupled with Bud Light Radler, a strong brand extension meant for a non-traditional beer occasion, and (ii) Stella Artois, that is steadily growing. Top line was down 3.6%, while NR/hl decreased by 0.7%, impacted by a negative package mix.

Cash COGS/hl was up 5.2%, mainly affected by volume absorption as well as FX and commodity impacts, while cash SG&A decreased by 2.6%.

Year to date, Canada top line was flattish (-0.1%), cash COGS down 2.0%, cash SG&A up 1.0% and EBITDA up 1.8%, with an EBITDA margin expansion of 70bps.

Canada results	2Q16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q17	Reported	Organic
Volume ('000 hl)	2,948.3			(84.2)	2,864.2	-2.9%	-2.9%
Net revenue	1,769.4		24.8	(63.0)	1,731.2	-2.2%	-3.6%
Net revenue/hl	600.1		8.7	(4.4)	604.4	0.7%	-0.7%
COGS	(586.2)		0.5	(24.8)	(610.5)	4.1%	4.2%
COGS/hl	(198.8)		0.2	(14.5)	(213.2)	7.2%	7.3%
COGS excl. deprec.&amort.	(552.7)		0.5	(12.2)	(564.3)	2.1%	2.2%
COGS/hl excl. deprec. &amort	(187.4)		0.2	(9.8)	(197.0)	5.1%	5.2%
Gross profit	1,183.2		25.4	(87.9)	1,120.6	-5.3%	-7.4%
Gross margin	66.9%				64.7%	-220 bps	-270 bps
SG&A excl. deprec.&amort.	(564.1)		(20.4)	14.7	(569.8)	1.0%	-2.6%
SG&A deprec.&amort.	(18.3)		2.6	(18.0)	(33.7)	84.0%	98.3%
SG&A total	(582.5)		(17.8)	(3.3)	(603.5)	3.6%	0.6%
Other operating income/expenses	(4.6)		(0.1)	6.4	1.8	-137.9%	-139.0%
Normalized EBIT	596.1		7.5	(84.7)	518.9	-13.0%	-14.2%
Normalized EBIT margin	33.7%				30.0%	-370 bps	-370 bps
Normalized EBITDA	647.9		4.9	(54.1)	598.8	-7.6%	-8.3%
Normalized EBITDA margin	36.6%				34.6%	-200 bps	-180 bps

Canada results	YTD16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD17	Reported	Organic
Volume ('000 hl)	7,882.5	10.3	-	(112.9)	7,779.8	-1.3%	-1.4%
Net revenue	5,114.9	5.7	(531.9)	(3.2)	4,585.5	-10.4%	-0.1%
Net revenue/hl	648.9	(0.1)	(68.4)	9.0	589.4	-9.2%	1.4%
COGS	(1,679.5)	(2.9)	174.0	7.4	(1,501.0)	-10.6%	-0.4%
COGS/hl	(213.1)	(0.1)	22.4	(2.1)	(192.9)	-9.4%	1.0%
COGS excl. deprec.&amort.	(1,576.9)	(2.8)	160.8	31.6	(1,387.3)	-12.0%	-2.0%
COGS/hl excl. deprec. &amort	(200.1)	(0.1)	20.7	1.2	(178.3)	-10.9%	-0.6%
Gross profit	3,435.4	2.8	(357.9)	4.2	3,084.5	-10.2%	0.1%
Gross margin	67.2%				67.3%	10 bps	10 bps
SG&A excl. deprec.&amort.	(1,835.8)	(3.9)	192.9	(18.4)	(1,665.3)	-9.3%	1.0%
SG&A deprec.&amort.	(56.5)	(0.0)	5.8	0.6	(50.1)	-11.3%	-1.0%
SG&A total	(1,892.3)	(4.0)	198.8	(17.9)	(1,715.4)	-9.3%	0.9%
Other operating income/expenses	(16.8)	0.5	(0.4)	20.9	4.2	-124.8%	-124.2%
Normalized EBIT	1,526.3	(0.6)	(159.6)	7.2	1,373.3	-10.0%	0.5%
Normalized EBIT margin	29.8%				29.9%	10 bps	20 bps
Normalized EBITDA	1,685.3	(0.5)	(178.6)	30.9	1,537.1	-8.8%	1.8%
Normalized EBITDA margin	32.9%				33.5%	60 bps	70 bps

Third Quarter 2017 Results October 26, 2017 Page 16

Other operating income / (expense)

Other operating income totaled R$ 253.6 million in 3Q17 (-22.4%), mainly driven by government grants related to State VAT long-term tax incentives that were down year over year due to the expiration of VAT Government Grants Agreements in 4Q16.

Other operating income/(expenses)	3Q16	3Q17	YTD16	YTD17

R$ million

Government grants/NPV of long term fiscal incentives	297.2	219.3	970.4	646.8
(Additions to)/reversals of provisions	(18.3)	(20.2)	(47.1)	(47.9)
Net gain on disposal of property, plant and equipment and intangible assets	11.6	44.0	39.8	46.7
Net other operating income/(expenses)	51.1	10.5	102.1	121.3

	341.6	253.6	1,065.1	767.0

Exceptional itens

During the third quarter we recorded an expense of R$ 20.5 million in exceptional items (as compared to R$ 15.1 million in 3Q16).

Exceptional items	3Q16	3Q17	YTD16	YTD17

R$ million

Restructuring	(14.3)	(21.3)	(34.7)	(81.0)
Costs of new acquisition	(0.8)		(8.8)	(1.1)
Other exceptional items		0.8		0.8

	(15.1)	(20.5)	(43.6)	(81.3)

Third Quarter 2017 Results October 26, 2017 Page 17

Net finance results

Net finance results totaled an expense of R$ 674.9 million in 3Q17, including the exceptional financial expense of R$ 141.0 million paid in connection with the Brazilian Federal Tax Regularization Program (PERT), as detailed in the "Provision for income tax & social contribution" section (page 18).

Excluding such exceptional financial expense, net finance result totaled an expense of R$ 533.9 million (compared to a R$ 722.6 million expense in 3Q16), being explained by:

(i) Interest income of R$ 107.4 million, driven by our cash balance, mainly in Brazilian reais, US dollars and Canadian dollars;

(ii) Interest expenses of R$ 361.9 million, that include a non-cash accrual of around R$ 145 million related to the put option associated with our investment in the Dominican Republic;

(iii) R$ 33.1 million of losses on derivative instruments, mainly related to the carry cost of our FX hedges, primarily linked to our COGS exposure in Brazil and Argentina. Losses on derivative instruments have declined 88.4%, as a consequence of lower carry costs and positive results of equity swaps;

(iv) Losses on non-derivative instruments of R$ 51.1 million, mainly related to FX translation;

(v) Taxes on financial transactions of R$ 43.2 million; and

(vi) R$ 151.9 million of other financial expenses.

Net finance results	3Q16	3Q17	YTD16	YTD17

R$ million

Interest income	139.1	107.4	427.9	333.8
Interest expenses	(408.4)	(361.9)	(1,127.3)	(1,153.8)
Gains/(losses) on derivative instruments	(287.2)	(33.1)	(1,169.7)	(421.1)
Gains/(losses) on non-derivative instruments	1.5	(51.1)	(282.6)	(230.8)
Taxes on financial transactions	(29.0)	(43.2)	(119.6)	(114.8)
Other financial income/(expenses), net	(138.7)	(151.9)	(522.4)	(518.7)

Exceptional financial expenses		(141.0)		(141.0)

Net finance results	(722.6)	(674.9)	(2,793.8)	(2,246.3)

As of September 30th, 2017 we held a net cash position of R$ 5,018.9 (up from R$ 2,763.3 million as of December 31st, 2016). Consolidated debt corresponded to R$ 3,329.6 million whereas cash and cash equivalents less bank overdrafts totaled R$ 8,340.7 million, up from R$ 7,876.8 million as of December 31st, 2016.

	December 31st, 2016			September 30th, 2017
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total

Local Currency	726.0	1,165.3	1,891.2	349.5	810.6	1,160.1
Foreign Currency	2,904.7	600.5	3,505.1	1,619.4	550.1	2,169.6
Consolidated Debt	3,630.6	1,765.7	5,396.3	1,968.9	1,360.7	3,329.6

Cash and Cash Equivalents less Bank Overdrafts			7,876.8			8,340.7
Current Investment Securities			282.8			7.8

Net Debt/ (Cash)			(2,763.3)			(5,018.9)

Third Quarter 2017 Results October 26, 2017 Page 18

Provision for income tax & social contribution

The weighted nominal tax rate in the quarter was 27.1%, similar to 26.9% of 3Q16.

Effective tax rate was up in the quarter from -32.4% to 95.3%, as we not only faced a tough comparable in 3Q16, but were also impacted by an exceptional tax adjustment of R$ 2,974.1 million linked to the  Brazilian Federal Tax Regularization Program (PERT). As announced on September 29th, 2017, the Company adhered to an special tax regularization program, involving tax contingencies that were under dispute, including contingencies related to corporate income tax. The total amount to be paid is approximately R$ 3.5 billion, of which approximately R$ 1.0 billion will be paid in 2017 and the remainder will be paid in 145 monthly installments starting from January 2018, plus interests.

Adjusted by this exceptional tax adjustment, the effective tax rate was of -6.0%, driven by higher interest on shareholders’ equity benefit.

			YTD16	YTD17
Income tax and social contribution
R$ million	3Q16	3Q17

Profit before tax	2,404.8	2,934.3	8,034.3	7,907.9

Adjustment on taxable basis
Non-taxable net financial and other income	(50.4)	(74.6)	(313.9)	(242.6)
Goverment grants (VAT)	(375.5)	(417.2)	(1,099.6)	(1,266.7)
Share of results of associates	9.4	4.5	1.5	(1.8)
Expenses not deductible	(93.8)	161.8	370.7	192.3
Foreign profits taxed in Brazil	(156.1)	120.4	852.0	(134.5)
	1,738.4	2,729.2	7,845.0	6,454.6
Aggregated weighted nominal tax rate	26.9%	27.1%	29.6%	27.8%
Taxes – nominal rate	(468.5)	(739.0)	(2,320.5)	(1,793.3)

Adjustment on tax expense
Tax benefit - interest on shareholders' equity	31.9	995.7	1,150.6	1,649.0
Tax benefit - amortization on tax books	35.4	46.3	106.5	128.9
Exceptional item - Brazilian Federal Tax Regularization Program		(2,974.1)		(2,974.1)
Other tax adjustments	1,179.5	(126.7)	1,278.7	(367.4)
Income tax and social contribution expense	778.3	(2,797.8)	215.4	(3,356.8)
Effective tax rate	-32.4%	95.3%	-2.7%	42.4%
Normalized effective tax rate	-32.4%	-6.0%	-2.7%	4.8%

Shareholding structure

The table below summarizes Ambev S.A.’s shareholding structure as of September 30th, 2017.

Ambev S.A.'s shareholding structure
	ON	%Outs
Anheuser-Busch InBev	9,726,265,061	61.9%
FAHZ	1,605,713,901	10.2%
Market	4,375,838,203	27.9%
Outstanding	15,707,817,165	100.0%
Treasury	9,798,254
TOTAL	15,717,615,419
Free float BM&FBovespa	3,051,565,709	19.4%
Free float NYSE	1,324,272,494	8.4%

Third Quarter 2017 Results October 26, 2017 Page 19

Reconciliation between no normalized EBITIDA & profit

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest, (ii) Income Tax expense, (iii) Share of results of associates, (iv) Net finance results, (v) Special items, and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity.  Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	3Q16	3Q17	YTD16	YTD17
Profit - Ambev holders	3,061.2	0.2	7,874.3	4,212.5
Non-controlling interest	121.9	136.3	375.4	338.6
Income tax expense	(778.3)	2,797.8	(215.4)	3,356.8
Profit before taxes	2,404.8	2,934.3	8,034.3	7,907.9
Share of results of associates	9.4	4.5	1.5	(1.8)
Net finance results	722.6	674.9	2,793.8	2,246.3
Exceptional items	15.1	20.5	43.6	81.3
Normalized EBIT	3,151.9	3,634.3	10,873.2	10,233.8
Depreciation & amortization - total	847.5	917.7	2,595.2	2,617.6
Normalized EBITDA	3,999.4	4,551.9	13,468.4	12,851.4

Third Quarter 2017 Results October 26, 2017 Page 20

Q3 2017 Earnings Conference Call

Speakers:	Bernardo Paiva Chief Executive Officer
Ricardo Rittes Chief Financial and Investor Relations Officer

Language:	English

Date:	October 26th, 2017 (Thursday)

Time:	13:00 (Brasília time) 11:00 (EST)

Phone number:	US participants	+ 1 (844) 839-2182
	International participants	+ 1 (412) 317-2503

Conference ID:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on Ambev’s website:

http://webcast.engage-x.com/Cover.aspx?PlatformId=VdEnvtTYe90eaSo7rHPkyw%3D%3D

Playback: The conference call replay through internet will be available one hour after conclusion at Ambev’s website at the same link above. For Playback through telephone: participants calling from USA: +1 (877) 344-7529 / participants calling from other countries: +1 (412) 317-0088 / Code: 10112662 - enter "1" to start the playback.

For additional information, please contact the Investor Relations team:

Nicole Brink (+55 11) 2122-1415 nicole.brink@ambev.com.br	Andre Thomaz (+55 11) 2122-1414 andre.thomaz@ambev.com.br

ir.ambev.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

.

Third Quarter 2017 Results October 26, 2017 Page 21

Ambev - Segment financial information
Organic results
	Ambev Brazil
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil
	3Q16	3Q17%		3Q16	3Q17%		3Q16	3Q17%
Volumes (000 hl)	19,538	18,486	-5.4%	6,150	6,182	0.5%	25,688	24,668	-4.0%

R$ million
Net sales	4,734.5	5,188.0	9.6%	767.0	845.1	10.2%	5,501.5	6,033.1	9.7%
% of total	45.2%	45.7%		7.3%	7.4%		52.5%	53.1%
COGS	(1,962.0)	(1,913.5)	-2.5%	(400.2)	(483.2)	20.8%	(2,362.2)	(2,396.7)	1.5%
% of total	46.5%	42.7%		9.5%	10.8%		56.0%	53.5%
Gross profit	2,772.5	3,274.5	18.1%	366.8	361.9	-1.3%	3,139.4	3,636.4	15.8%
% of total	44.2%	47.6%		5.9%	5.3%		50.1%	52.9%
SG&A	(1,788.9)	(1,767.1)	-1.2%	(231.9)	(269.2)	16.1%	(2,020.8)	(2,036.3)	0.8%
% of total	51.7%	50.5%		6.7%	7.7%		58.5%	58.2%
Other operating income/(expenses)	268.7	162.6	-39.5%	71.4	51.0	-28.6%	340.1	213.6	-37.2%
% of total	78.6%	64.1%		20.9%	20.1%		99.5%	84.2%
Normalized EBIT	1,252.3	1,670.1	33.4%	206.3	143.7	-30.4%	1,458.6	1,813.8	24.4%
% of total	39.7%	46.0%		6.5%	4.0%		46.3%	49.9%
Normalized EBITDA	1,740.2	2,187.4	25.7%	284.5	189.9	-33.3%	2,024.7	2,377.3	17.4%
% of total	43.5%	48.1%		7.1%	4.2%		50.6%	52.2%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-41.4%	-36.9%		-52.2%	-57.2%		-42.9%	-39.7%
Gross profit	58.6%	63.1%		47.8%	42.8%		57.1%	60.3%
SG&A	-37.8%	-34.1%		-30.2%	-31.9%		-36.7%	-33.8%
Other operating income/(expenses)	5.7%	3.1%		9.3%	6.0%		6.2%	3.5%
Normalized EBIT	26.4%	32.2%		26.9%	17.0%		26.5%	30.1%
Normalized EBITDA	36.8%	42.2%		37.1%	22.5%		36.8%	39.4%

Per hectoliter - (R$/hl)
Net sales	242.3	280.6	15.8%	124.7	136.7	9.6%	214.2	244.6	14.2%
COGS	(100.4)	(103.5)	3.1%	(65.1)	(78.2)	20.1%	(92.0)	(97.2)	5.7%
Gross profit	141.9	177.1	24.8%	59.6	58.5	-1.9%	122.2	147.4	20.6%
SG&A	(91.6)	(95.6)	4.4%	(37.7)	(43.5)	15.5%	(78.7)	(82.5)	4.9%
Other operating income/(expenses)	13.8	8.8	-36.0%	11.6	8.2	-29.0%	13.2	8.7	-34.6%
Normalized EBIT	64.1	90.3	41.0%	33.5	23.2	-30.7%	56.8	73.5	29.5%
Normalized EBITDA	89.1	118.3	32.9%	46.3	30.7	-33.6%	78.8	96.4	22.3%

Ambev - Segment financial information
Organic results
	LAS			CAC			Canada			Ambev
	Operations			Operations			Operations			Consolidated
	3Q16	3Q17%		3Q16	3Q17%		3Q16	3Q17%		3Q16	3Q17%
Volumes (000 hl)	7,705	7,811	4.5%	2,497	3,091	0.0%	2,948	2,864	-2.9%	38,838	38,434	-2.0%

R$ million
Net sales	2,272.8	2,434.8	21.3%	939.1	1,163.2	7.5%	1,769.4	1,731.2	-3.6%	10,482.8	11,362.3	9.6%
% of total	21.7%	21.4%		9.0%	10.2%		16.9%	15.2%		100.0%	100.0%
COGS	(850.9)	(959.7)	31.1%	(416.1)	(515.2)	8.3%	(586.2)	(610.5)	4.2%	(4,215.5)	(4,482.1)	8.1%
% of total	20.2%	21.4%		9.9%	11.5%		13.9%	13.6%		100.0%	100.0%
Gross profit	1,421.8	1,475.1	15.7%	523.0	648.0	6.9%	1,183.2	1,120.6	-7.4%	6,267.3	6,880.2	10.5%
% of total	22.7%	21.4%		8.3%	9.4%		18.9%	16.3%		100.0%	100.0%
SG&A	(613.9)	(551.6)	6.3%	(239.8)	(308.1)	-6.3%	(582.5)	(603.5)	0.6%	(3,457.0)	(3,499.5)	1.1%
% of total	17.8%	15.8%		6.9%	8.8%		16.8%	17.2%		100.0%	100.0%
Other operating income/(expenses)	7.1	6.4	10.4%	(0.9)	31.8	nm	(4.6)	1.8	-139.0%	341.6	253.6	-22.4%
% of total	2.1%	2.5%		-0.3%	12.6%		-1.4%	0.7%		100.0%	100.0%
Normalized EBIT	815.0	929.9	21.9%	282.3	371.7	33.3%	596.1	518.9	-14.2%	3,151.9	3,634.3	17.3%
% of total	25.9%	25.6%		9.0%	10.2%		18.9%	14.3%		100.0%	100.0%
Normalized EBITDA	973.6	1,101.8	22.8%	353.3	474.2	31.6%	647.9	598.8	-8.3%	3,999.4	4,551.9	15.8%
% of total	24.3%	24.2%		8.8%	10.4%		16.2%	13.2%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-37.4%	-39.4%		-44.3%	-44.3%		-33.1%	-35.3%		-40.2%	-39.4%
Gross profit	62.6%	60.6%		55.7%	55.7%		66.9%	64.7%		59.8%	60.6%
SG&A	-27.0%	-22.7%		-25.5%	-26.5%		-32.9%	-34.9%		-33.0%	-30.8%
Other operating income/(expenses)	0.3%	0.3%		-0.1%	2.7%		-0.3%	0.1%		3.3%	2.2%
Normalized EBIT	35.9%	38.2%		30.1%	32.0%		33.7%	30.0%		30.1%	32.0%
Normalized EBITDA	42.8%	45.3%		37.6%	40.8%		36.6%	34.6%		38.2%	40.1%

Per hectoliter - (R$/hl)
Net sales	295.0	311.7	16.1%	376.2	376.3	6.1%	600.1	604.4	-0.7%	269.9	295.6	11.7%
COGS	(110.4)	(122.9)	25.5%	(166.7)	(166.7)	6.7%	(198.8)	(213.2)	7.3%	(108.5)	(116.6)	10.2%
Gross profit	184.5	188.9	10.8%	209.5	209.6	5.6%	401.3	391.3	-4.7%	161.4	179.0	12.7%
SG&A	(79.7)	(70.6)	1.8%	(96.1)	(99.7)	-5.1%	(197.6)	(210.7)	3.5%	(89.0)	(91.1)	3.2%
Other operating income/(expenses)	0.9	0.8	5.7%	(0.4)	10.3	nm	(1.6)	0.6	-140.2%	8.8	6.6	-20.6%
Normalized EBIT	105.8	119.1	16.7%	113.1	120.2	26.9%	202.2	181.2	-11.7%	81.2	94.6	19.3%
Normalized EBITDA	126.4	141.1	17.5%	141.5	153.4	25.6%	219.8	209.1	-5.7%	103.0	118.4	17.9%

.

Third Quarter 2017 Results October 26, 2017 Page 22

Ambev - Segment financial information
Organic Results
	Ambev Brazil
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil
	YTD16	YTD17%		YTD16	YTD17%		YTD16	YTD17%
Volumes (000 hl)	57,065	56,465	-1.1%	19,553	18,676	-4.5%	76,618	75,141	-1.9%

R$ million
Net sales	14,746.0	15,104.8	2.4%	2,566.2	2,547.5	-0.7%	17,312.2	17,652.3	2.0%
% of total	45.5%	46.0%		7.9%	7.7%		53.4%	53.7%
COGS	(5,195.4)	(5,748.7)	10.6%	(1,244.0)	(1,454.4)	16.9%	(6,439.4)	(7,203.1)	11.9%
% of total	43.0%	44.0%		10.3%	11.1%		53.3%	55.2%
Gross profit	9,550.6	9,356.1	-2.0%	1,322.3	1,093.1	-17.3%	10,872.9	10,449.2	-3.9%
% of total	46.9%	47.2%		6.5%	5.5%		53.4%	52.7%
SG&A	(5,219.1)	(5,139.0)	-1.5%	(727.4)	(773.3)	6.3%	(5,946.6)	(5,912.3)	-0.6%
% of total	49.5%	49.6%		6.9%	7.5%		56.4%	57.1%
Other operating income/(expenses)	887.9	563.7	-36.5%	226.3	151.2	-33.2%	1,114.3	714.9	-35.8%
% of total	83.4%	73.5%		21.3%	19.7%		104.6%	93.2%
Normalized EBIT	5,219.4	4,780.8	-8.4%	821.2	471.1	-42.6%	6,040.6	5,251.9	-13.1%
% of total	48.0%	46.7%		7.6%	4.6%		55.6%	51.3%
Normalized EBITDA	6,646.3	6,257.9	-5.8%	1,077.0	661.7	-38.6%	7,723.3	6,919.5	-10.4%
% of total	49.3%	48.7%		8.0%	5.1%		57.3%	53.8%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-35.2%	-38.1%		-48.5%	-57.1%		-37.2%	-40.8%
Gross profit	64.8%	61.9%		51.5%	42.9%		62.8%	59.2%
SG&A	-35.4%	-34.0%		-28.3%	-30.4%		-34.3%	-33.5%
Other operating income/(expenses)	6.0%	3.7%		8.8%	5.9%		6.4%	4.0%
Normalized EBIT	35.4%	31.7%		32.0%	18.5%		34.9%	29.8%
Normalized EBITDA	45.1%	41.4%		42.0%	26.0%		44.6%	39.2%

Per hectoliter - (R$/hl)
Net sales	258.4	267.5	3.5%	131.2	136.4	3.9%	226.0	234.9	4.0%
COGS	(91.0)	(101.8)	11.8%	(63.6)	(77.9)	22.4%	(84.0)	(95.9)	14.1%
Gross profit	167.4	165.7	-1.0%	67.6	58.5	-13.5%	141.9	139.1	-2.0%
SG&A	(91.5)	(91.0)	-0.5%	(37.2)	(41.4)	11.3%	(77.6)	(78.7)	1.4%
Other operating income/(expenses)	15.6	10.0	-35.8%	11.6	8.1	-30.0%	14.5	9.5	-34.6%
Normalized EBIT	91.5	84.7	-7.4%	42.0	25.2	-39.9%	78.8	69.9	-11.3%
Normalized EBITDA	116.5	110.8	-4.8%	55.1	35.4	-35.7%	100.8	92.1	-8.6%

Ambev - Segment financial information
Organic Results
	LAS			CAC			Canada			Ambev
	Operations			Operations			Operations			Consolidated
	YTD16	YTD17%		YTD16	YTD17%		YTD16	YTD17%		YTD16	YTD17%
Volumes (000 hl)	22,924	23,630	6.0%	7,039	8,848	0.9%	7,882	7,780	-1.4%	114,463	115,399	-0.2%

R$ million
Net sales	7,060.0	7,284.8	27.7%	2,937.9	3,349.4	6.6%	5,114.9	4,585.5	-0.1%	32,425.1	32,872.1	7.5%
% of total	21.8%	22.2%		9.1%	10.2%		15.8%	13.9%		100.0%	100.0%
COGS	(2,623.3)	(2,880.8)	38.9%	(1,328.3)	(1,468.5)	5.0%	(1,679.5)	(1,501.0)	-0.4%	(12,070.4)	(13,053.5)	14.9%
% of total	21.7%	22.1%		11.0%	11.3%		13.9%	11.5%		100.0%	100.0%
Gross profit	4,436.8	4,404.0	21.4%	1,609.7	1,880.8	7.9%	3,435.4	3,084.5	0.1%	20,354.7	19,818.6	3.2%
% of total	21.8%	22.2%		7.9%	9.5%		16.9%	15.6%		100.0%	100.0%
SG&A	(1,935.9)	(1,800.0)	20.7%	(771.8)	(924.1)	-8.3%	(1,892.3)	(1,715.4)	0.9%	(10,546.6)	(10,351.8)	2.8%
% of total	18.4%	17.4%		7.3%	8.9%		17.9%	16.6%		100.0%	100.0%
Other operating income/(expenses)	(36.3)	14.7	-148.7%	4.0	33.2	nm	(16.8)	4.2	-124.2%	1,065.1	767.0	-27.7%
% of total	-3.4%	1.9%		0.4%	4.3%		-1.6%	0.5%		100.0%	100.0%
Normalized EBIT	2,464.6	2,618.7	24.3%	841.8	989.9	26.4%	1,526.3	1,373.3	0.5%	10,873.2	10,233.8	0.5%
% of total	22.7%	25.6%		7.7%	9.7%		14.0%	13.4%		100.0%	100.0%
Normalized EBITDA	2,974.2	3,111.8	24.2%	1,085.6	1,283.0	22.7%	1,685.3	1,537.1	1.8%	13,468.4	12,851.4	1.5%
% of total	22.1%	24.2%		8.1%	10.0%		12.5%	12.0%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-37.2%	-39.5%		-45.2%	-43.8%		-32.8%	-32.7%		-37.2%	-39.7%
Gross profit	62.8%	60.5%		54.8%	56.2%		67.2%	67.3%		62.8%	60.3%
SG&A	-27.4%	-24.7%		-26.3%	-27.6%		-37.0%	-37.4%		-32.5%	-31.5%
Other operating income/(expenses)	-0.5%	0.2%		0.1%	1.0%		-0.3%	0.1%		3.3%	2.3%
Normalized EBIT	34.9%	35.9%		28.7%	29.6%		29.8%	29.9%		33.5%	31.1%
Normalized EBITDA	42.1%	42.7%		37.0%	38.3%		32.9%	33.5%		41.5%	39.1%

Per hectoliter - (R$/hl)
Net sales	308.0	308.3	20.5%	417.4	378.6	4.6%	648.9	589.4	1.4%	283.3	284.9	7.6%
COGS	(114.4)	(121.9)	31.1%	(188.7)	(166.0)	3.3%	(213.1)	(192.9)	1.0%	(105.5)	(113.1)	14.9%
Gross profit	193.5	186.4	14.6%	228.7	212.6	5.6%	435.8	396.5	1.6%	177.8	171.7	3.3%
SG&A	(84.4)	(76.2)	13.8%	(109.7)	(104.4)	-7.4%	(240.1)	(220.5)	2.4%	(92.1)	(89.7)	2.9%
Other operating income/(expenses)	(1.6)	0.6	-145.9%	0.6	3.8	nm	(2.1)	0.5	-7.4%	9.3	6.6	-27.2%
Normalized EBIT	107.5	110.8	17.3%	119.6	111.9	20.4%	193.6	176.5	1.9%	95.0	88.7	0.7%
Normalized EBITDA	129.7	131.7	17.2%	154.2	145.0	17.4%	213.8	197.6	3.3%	117.7	111.4	1.6%

Third Quarter 2017 Results October 26, 2017 Page 23

CONSOLIDATED BALANCE SHEET	September 30th, 2017	December 31st, 2016
R$ million
Assets
Current assets
Cash and cash equivalents	8,340.7	7,876.8
Investment securities	7.8	282.8
Derivative financial instruments	258.6	196.7
Trade receivables	3,767.8	4,368.1
Inventories	4,373.4	4,347.1
Income tax and social contributions receivable	3,749.7	4,693.7
Other taxes receivable	683.1	729.6
Other assets	1,049.5	1,392.2
	22,230.6	23,887.0
Non-current assets
Investment securities	104.8	104.3
Derivative financial instruments	37.6	16.3
Income tax and social contributions receivable		4.5
Deferred tax assets	4,090.2	2,268.1
Other taxes receivable	290.1	343.1
Other assets	1,962.8	1,973.6
Employee benefits	45.4	33.5
Investments in associates	253.5	300.1
Property, plant and equipment	18,480.7	19,153.8
Intangible assets	4,591.2	5,245.9
Goodwill	30,933.5	30,511.2
	60,789.8	59,954.4

Total assets	83,020.4	83,841.4

Equity and liabilities
Current liabilities
Trade payables	9,300.4	10,868.8
Derivative financial instruments	286.0	686.4
Interest-bearing loans and borrowings	1,968.9	3,630.6
Payroll and social security payables	858.1	686.6
Dividends and interest on shareholder´s equity payable	736.4	1,714.4
Income tax and social contribution payable	2,119.9	904.2
Taxes and contributions payable	2,353.8	3,378.2
Put option granted on subsidiary and other liabilities	5,689.5	6,735.8
Provisions	168.7	168.6
	23,481.7	28,773.6
Non-current liabilities
Trade payables	180.5	237.8
Derivative financial instruments	2.0	27.0
Interest-bearing loans and borrowings	1,360.7	1,765.7
Deferred tax liabilities	2,276.6	2,329.7
Income tax and social contribution payable	2,351.0	-
Taxes and contributions payable	786.8	681.4
Put option granted on subsidiary and other liabilities	895.9	471.8
Provisions	523.8	765.4
Employee benefits	2,221.7	2,137.7
	10,599.0	8,416.5

Total liabilities	34,080.7	37,190.1

Equity
Issued capital	57,614.1	57,614.2
Reserves	64,312.9	64,230.0
Comprehensive income	(76,460.5)	(77,019.1)
Retained earnings	1,699.6
Equity attributable to equity holders of Ambev	47,166.1	44,825.1
Non-controlling interests	1,773.6	1,826.2
Total Equity	48,939.7	46,651.3

Total equity and liabilities	83,020.4	83,841.4

Third Quarter 2017 Results October 26, 2017 Page 24

CONSOLIDATED STATEMENT OF OPERATIONS				YTD16
R$ million	3Q17	3Q16	YTD17

Net sales	11,362.3	10,482.8	32,872.1	32,425.1
Cost of sales	(4,482.1)	(4,215.5)	(13,053.4)	(12,070.4)
Gross profit	6,880.2	6,267.3	19,818.6	20,354.7

Sales and marketing expenses	(2,971.0)	(2,952.0)	(8,746.9)	(8,954.3)
Administrative expenses	(528.5)	(505.1)	(1,604.9)	(1,592.2)
Other operating income/(expenses)	253.6	341.6	767.0	1,065.1

Normalized EBIT	3,634.3	3,151.9	10,233.8	10,873.2

Exceptional items	(20.5)	(15.1)	(81.3)	(43.6)

Income from operations (EBIT)	3,613.8	3,136.8	10,152.5	10,829.7

Net finance results	(674.9)	(722.6)	(2,246.3)	(2,793.8)
Share of results of associates	(4.5)	(9.4)	1.8	(1.5)

Profit before income tax	2,934.3	2,404.8	7,907.9	8,034.3

Income tax expense	(2,797.8)	778.3	(3,356.8)	215.4

Profit	136.5	3,183.2	4,551.2	8,249.7
Attributable to:
Equity holders of Ambev	0.2	3,061.2	4,212.5	7,874.3
Non-controlling interest	136.3	121.9	338.6	375.4

Basic earnings per share (common)	0.00	0.20	0.27	0.50
Diluted earnings per share (common)	0.00	0.20	0.27	0.50

Normalized Profit	3,236.6	3,198.3	7,694.1	5,095.0

Normalized basic earnings per share (common)	0.20	0.20	0.27	0.50
Normalized diluted earnings per share (common)	0.20	0.19	0.27	0.50

Nº of basic shares outstanding	15,707.7	15,699.0	15,704.8	15,695.4
Nº of diluted shares outstanding	15,834.6	15,816.4	15,831.7	15,812.8

Third Quarter 2017 Results October 26, 2017 Page 25

CONSOLIDATED STATEMENT OF CASH FLOWS				YTD16
R$ million	3Q17	3Q16	YTD17
Cash Flows from Operating Activities
Profit	136.5	3,183.1	4,551.2	8,249.7
Depreciation, amortization and impairment	917.7	847.5	2,617.6	2,595.2
Impairment losses on receivables and inventories	50.7	93.8	121.5	165.7
Additions/(reversals) in provisions and employee benefits	91.9	66.6	165.2	216.8
Net finance cost	674.9	722.6	2,246.3	2,793.8
Loss/(gain) on sale of property, plant and equipment and intangible assets	(2.7)	(11.6)	(5.4)	(39.8)
Loss/(gain) on sale of operations in associates	(41.4)		(41.4)
Equity-settled share-based payment expense	40.8	39.3	127.2	124.9
Income tax expense	2,797.8	(778.3)	3,356.8	(215.4)
Share of result of associates	4.5	9.4	(1.8)	1.5
Other non-cash items included in the profit	82.3	(60.4)	269.4	(770.0)
Cash flow from operating activities before changes in working capital and use of provisions	4,753.1	4,112.1	13,406.7	13,122.5
Decrease/(increase) in trade and other receivables	(52.3)	(215.6)	1,008.6	422.5
Decrease/(increase) in inventories	201.4	89.7	(84.4)	(321.3)
Increase/(decrease) in trade and other payables	339.0	1,065.1	(3,563.7)	(3,441.4)
Cash generated from operations	5,241.1	5,051.3	10,767.2	9,782.3
Interest paid	(156.2)	(150.9)	(407.1)	(615.2)
Interest received	78.1	73.2	214.2	481.1
Dividends received	1.2	(12.4)	5.2	12.7
Income tax paid	(600.4)	(416.7)	(1,606.4)	(5,249.3)
Cash flow from operating activities	4,563.9	4,544.6	8,973.1	4,411.6
Proceeds from sale of property, plant, equipment and intangible assets	7.2	23.8	33.0	72.6
Acquisition of property, plant, equipment and intangible assets	(727.6)	(902.0)	(2,038.2)	(2,760.5)
Acquisition of subsidiaries, net of cash acquired	(0.9)	56.6	(332.3)	(1,776.2)
Net proceeds/(investment) of debt securities	(10.3)	(17.7)	280.8	(57.2)
Net proceeds/(acquisition) of other assets	84.3	0.1	85.8	0.2
Cash flow used in investing activities	(647.4)	(839.2)	(1,970.8)	(4,521.2)
Proceeds/(repurchase) of shares	(12.0)	1.5	(44.7)	(3.1)
Proceeds from borrowings	194.4	1,511.4	2,788.7	2,414.6
Repayment of borrowings	(1,665.9)	(876.8)	(4,609.0)	(1,412.3)
Cash net finance costs other than interests	165.7	(731.1)	(552.4)	(2,668.1)
Payment of finance lease liabilities	(2.3)	(0.6)	(6.8)	(2.2)
Dividends and interest on shareholders’ equity paid	(2,649.8)	(2,159.8)	(3,864.8)	(4,345.8)
Cash flow used in financing activities	(3,969.9)	(2,255.5)	(6,289.0)	(6,016.9)
Net increase/(decrease) in Cash and cash equivalents	(53.3)	1,449.9	713.3	(6,126.5)
Cash and cash equivalents less bank overdrafts at beginning of period	8,730.3	5,552.3	7,876.8	13,617.6
Effect of exchange rate fluctuations	(336.2)	52.8	(249.4)	(436.2)
Cash and cash equivalents less bank overdrafts at end of period	8,340.7	7,055.0	8,340.7	7,055.0

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2017

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer